

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Aneil Manhas
Chief Executive Officer
Bruush Oral Care Inc.
128 West Hastings Street, Unit 210
Vancouver, British Columbia V6B 1G8
Canada

      Re: Bruush Oral Care Inc.
          Registration Statement on Form F-1
          Filed October 24, 2023
          File No. 333-275156

Dear Aneil Manhas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                                 Sincerely,

                                   Division of Corporation Finance
                                   Office of Industrial Applications and Services

cc: Lahdan S. Rahmati, Esq.